Form 10-K405, Exhibit 13
period 1996-04-30
NATIONAL PICTURE & FRAME CO
filed 1996-07-29
CIK 910617

                                   [LOGO]

                             1996 ANNUAL REPORT

                      NATIONAL PICTURE & FRAME COMPANY

                               ---------------

                        Delivering Value and Fashion
                                in Home Decor

                               MADE IN U.S.A.

                               Corporate Profile

National Picture & Frame Company is a leading manufacturer of picture frames, framed art, framed mirrors and other items for home decor. The company's products are distributed by major retailers, generating revenue of $67 million in fiscal 1996. Headquartered in Greenwood, MS, National Picture & Frame Company operates two plants and employs approximately 600 people. The company's common stock trades on the Nasdaq National Market System under the symbol NPAF.

                              FINANCIAL HIGHLIGHTS



FOR THE FISCAL YEAR ENDED APRIL 30, 1996,
NATIONAL PICTURE & FRAME COMPANY DEMONSTRATED
GROWTH IN SEVERAL KEY AREAS:


        - Net sales increased to $67.17 million from $60.79 million in fiscal 1995
        - Operating income grew to $8.66 million from $8.63 million
        - Net income rose to $5.06 million from
          $5.03 million


              In Thousands
            1993    $44,357
            1994    $51,293
            1995    $60,794
            1996    $67,169

              In Thousands
            1993    $ 3,099
            1994    $ 6,369
            1995    $ 8,634
            1996    $ 8,659

Pro forma(1)

              In Thousands
            1993    $ 1,571
            1994    $ 2,666
            1995    $ 5,028
            1996    $ 5,061

Pro forma(1)

(1) The 1993 amounts are pro forma assuming acquisition of predecessor and the initial public offering of the company's common stock occurred on May 1, 1992.

                               SHAREHOLDER LETTER


              [PHOTO OF JESSE LUXTON]

                         JESSE LUXTON
President and Chief Executive Officer


Dear Fellow Shareholders:

National Picture & Frame Company became more than a manufacturer of picture frames in 1996. We expanded our product offerings, strengthening our core lines so that we could easily switch our focus to reflect changing trends in home furnishings. The acquisition of Universal Cork at the end of the fiscal year gave us a new core competency -- cork and other board products -- as well as increased penetration of important new distribution channels and additional revenue that will be reflected in fiscal 1997.

Because of this flexibility in core product lines, National increased net sales about 10 percent, to $67 million compared with $61 million in 1995. By comparison, the picture frame industry grew only about three to four percent. Our ability to move quickly and take advantage of growth opportunities sets us apart from other companies that manufacture only picture frames. One of our largest selling items in 1996, the windowpane mirror, didn't even exist among our product offerings in 1995.

Net income increased slightly to $5.1 million for the fiscal year ended April 30, 1996 from $5.0 million for the fiscal year ended April 30, 1995, or $1.02 per share versus $1.01 per share, on 4,973,000 weighted average shares outstanding compared with 5,000,000 weighted average shares outstanding in the prior year. Growth

                               SHAREHOLDER LETTER



in net income lagged the growth in revenues because we prepared for the future by strengthening our infrastructure in several important ways. National's management organization and facilities are now positioned to take the company to the next level of growth.

NEW MANAGEMENT BRINGS MORE
TALENT TO NATIONAL

During the year, we added key people in some important areas. At the senior management level, M. Wesley Jordan, Jr. completed his first full year as chief financial officer. He brought significant expertise in financial management that allowed us to structure more-favorable banking relationships (including $30 million agreements with NationsBank and Deposit Guaranty National Bank), better fulfill our responsibilities as a publicly-held company and save significant dollars on workers compensation through more-astute risk management. Wes also thoroughly understands acquisitions and business valuations, areas that are increasingly important to National.

As our plastics factory acquired more sophisticated equipment and techniques, we needed an experienced manager. John Barlow came to National as an expert in polymers, working most recently with Chevron Oil. One of the accomplishments he spearheaded in 1996 was reducing the density of our plastic moldings, which substantially increased our yield from styrene. In addition to putting leading-edge technology into production, he also assumed management of our three-shift extrusion operation. John's experience helped us reach new milestones in the extrusion area, including productivity increases that nearly doubled our extrusion capability -- changes that directly affect our manufacturing costs.

To better control the cost of raw materials -- which totaled $32.7 million last year -- as well as other purchasing responsibilities, we brought on board Tom Walburgh as materials manager. He helped reduce our inventories (excluding Universal Cork) by approximately $2 million, to approximately $7 million at year end 1996. This reduction led to more-favorable inventory turns as well as decreased dependence on outside financing. The integrated manufacturing system installed in fiscal 1994 has been an important tool for Tom and his associates.

We also expanded our creative design department, now headed by our new director of marketing and product development, Chuck Polandick. Chuck is widely regarded as one of the leading designers of wall decor in the United States, specifically in mass-market decorator products. With Chuck on board and some new technology (including digital photography and

                               SHAREHOLDER LETTER



computer-aided design software), our design team brought creative new products to market quickly and successfully.

VALUE AND FASHION REMAIN KEY INITIATIVES

All of these changes helped strengthen our ongoing commitment to delivering value and fashion in home decor. Our value orientation is rooted in low-cost production with a fashion focus, bringing product to market quickly with attractive margins for retailers at compelling prices.

Productivity per employee rose dramatically this year, to $114,000 per person compared with $100,000 in 1995 and $94,000 in 1994. That's an increase of 21 percent during the past three years. Gross margin remained relatively stable in the mid-20 percent range.

Capital expenditures on new equipment helped fuel this productivity increase. In the polystyrene extrusion area, we effectively doubled the extrusion rate on some types of moldings. In wood, new molders added 62 percent more throughput, at much higher quality levels. New finishing equipment in the wood factory increased productivity by 38 percent, reducing the number of steps and the total time required to finish a piece of molding.

From a sales perspective, increasing net sales 10 percent was only part of the success we achieved in 1996. During 1996, our product mix changed significantly, reflecting new trends within the home decor marketplace. While still staying within the core competencies we've established, we took advantage of opportunities to sell more framed art and mirrors. Mirrors accounted for $13 million in sales, up from $8 million in the prior year. Net sales from framed art increased to $9 million from $7 million. Together, these two categories were responsible for the revenue growth we saw in fiscal 1996.

As mentioned earlier, one of our best-selling items was the windowpane mirror, a new product in 1996. We identified the trend in home furnishings -- the "country" look -- that generated demand for this product, and National was well prepared to take advantage of this new fashion statement. Our expertise in wood frames and in framed mirrors transferred well. This is only one example of our ability to adapt and diversify.

Our $2.4 million acquisition of Universal Cork at the end of the fiscal year exemplifies our commitment to value and fashion in several ways. First, like National, Universal is a low-cost supplier in its field. Second, cork products will become another core product group for National where we believe we can compete with attractive margins and fashion-focused products (framed cork boards, dry-erase boards and chalk-

                               SHAREHOLDER LETTER


boards). Finally, Universal gives us better entry into the home improvement and hardware stores, which we have targeted for increased growth in fiscal 1997.

Universal Cork also makes sense from a production standpoint, which is another criteria for success within National. The operations of Universal are being fully integrated with our Greenwood facilities. The peak seasons of the two businesses are quite complementary. Universal's highest sales occur during July and September, which correspond with slow months for National, while National's sales peak during November and April, which are low months for Universal. Thus, combining the production of both companies will help even out capacity utilization.

Our continuity business -- the steady day-in, day-out movement of product that helps make our business more predictable -- is crucial to National's growth. Building this portion of our business is very important, because it's manufacturing friendly and enables us to use our production facilities most efficiently. Although promotional business may give us entry to new customers, along with strong profit margins, the continuity business is our bread and butter.

As we move into fiscal 1997, we expect National to continue these positive moves. In fiscal 1996, we expanded our structure to accommodate sales growth. During the coming year, we hope to retain our double-digit revenue growth rate and move forward with new products and expanded distribution channels. At the same time, we will build our continuity business with leading retailers in key distribution channels -- companies like Price/Costco, Michael's, Frank's Nursery, Lowe's and Target. The people at National are excited about the opportunities ahead and we look forward to sharing our success with you.

Sincerely,

Jesse C. Luxton

Jesse C. Luxton, President and CEO


July 5, 1996

VALUE


National has built its reputation by striving to be the low-cost producer in the areas in which we have chosen to compete -- while retaining our fashion orientation. Low-cost production is one way that we provide value to customers, along with the flexibility to meet their rapidly changing needs.

                          FOCUS ON VALUE IN HOME DECOR

PRODUCTION IMPROVEMENTS STRENGTHEN POSITION
AS LOW-COST PROVIDER

The volume of frames produced at the Greenwood facilities has established National as one of the three largest domestic manufacturers of picture frames. During fiscal 1996, National made 22 million plastic frames, 5.2 million metal frames and 3.6 million wood frames. Economies of scale bring important cost savings, much of which can be passed along to the consumer. Automation is used judiciously, however, giving consideration to any loss of flexibility that would hamper National's ability to meet customer's needs and stay in touch with rapidly changing trends in home decor.

We are constantly looking for ways to decrease costs and our efforts in 1996 were no exception. We engineered higher yields with new equipment, some of which replaced labor with automation. Analyzing our workflow to determine the absolute minimum number of steps required from production through shipping led to revised layouts of our factories.

Vertical integration is one key to cost efficiency. In wood frame production, National is as vertically integrated as necessary, without actually owning timberland and harvesting trees for lumber. During the past year, increased productivity resulted from new multi-step ovens. We can now finish wood moldings in one pass instead of using complicated finishing configurations with more equipment that were labor intensive and time consuming.

Similarly, in the plastic frame production, National is striving to extrude all moldings inhouse -- even fancier embossed moldings, a process that was refined during the past year as part of the EnviroMold(TM) production. Inhouse extrusion has saved 40 to 50 percent over the cost of purchased moldings (or an average of 40 to 50 cents per sales unit). During the past year, National commissioned state-of-the-art technology and tooling that could potentially double the capacity of all of our plastic extruders, still with a very large range of molding profiles.

We also developed a method of recycling our polystyrene "sawdust," the minute particles left over when the frame moldings are mitered. Previously, this leftover material was unusable because the particles were too small to reprocess. We discovered a technique that allows us to recycle 100 percent of our waste, saving money through increased yields as well as lessening adverse environmental impact.

OTHER PRODUCTION ASPECTS MINIMIZE COSTS,
INCREASE FLEXIBILITY

The company utilizes just-in-time inventory controls for both raw materials and finished goods, which helps the company remain flexible in producing customized
orders quickly.   National expects to improve its ability to acquire large
quantities of raw materials--for example, plans are underway to build a railroad spur near the plastics factory to cut transportation costs for the delivery of polystyrene pellets.

Strong purchasing relationships give National access to large quantities of materials that can be supplied quickly. Volume discounts also result from the negotiating power of National's large purchases of lumber, polystyrene, paint
and other raw   materials.  However,  many of these materials are highly
sensitive to "commodity" pricing that makes negotiation difficult. By

                          FOCUS ON VALUE IN HOME DECOR


partnering with selected vendors National often can bring considerable cost savings to the production process and thus make its pricing even more attractive to customers.

COMPUTER SOFTWARE AIDS PLANT EFFICIENCY

National's ability to pinpoint all steps of the production process through computer software also helps set us apart from competitors. Our integrated manufacturing system has been in place for two years now and is a valuable tool. We use this system for scheduling, distribution and purchasing. This software system helps us look at orders pending as well as forecasts, projecting what is needed sequentially in terms of labor and materials. It also gives us real-time information that aids inventory management and cost estimates. It enables us to serve the increasing number of retailers who demand 95+ percent fill rates and on-time delivery as a condition for continuing a growing business relationship.

Radio frequency is another important tool that allows us to know at any given moment the location of raw materials, work in progress and finished goods inventory. We achieve this by scanning the bar code on each item and reporting its movement via radio frequency throughout the production facilities. This system has been a tremendous help in ensuring that we can manage products quickly and accurately for on-time and complete shipments.

PRODUCTIVITY AND SAFETY INCREASE

National's work force of 500 to 600 employees (the number fluctuates depending upon the season) is empowered to make improvements, save money and enhance safety. Turnover among employees has been dramatically reduced during the past three years, falling to 18 percent in calendar 1995 from 43 percent in 1993. More careful screening of potential employees, combined with improvements that make National a better, safer place to work, contributed to the turnover reduction -- which of course is a productivity enhancement.

Yield and productivity are carefully measured, and the safety focus is on prevention. National has received awards for safety and positive audits from OSHA and the Department of Environmental Quality.

UNIVERSAL CORK'S PRODUCTION TO BE INTEGRATED
WITH WOOD FRAMES

Universal Cork's production will be merged into the Greenwood facility in early fiscal 1997. The wood factory will be the site of production for the cork boards, blackboards and dry-erase boards as well as cork sheeting -- an important product that's growing quickly for crafts and home improvement. National believes that it can improve productivity and workflow by sharing its expertise in factory layout, processes and materials acquisition.

On a calendar basis, Universal's seasonal business is almost exactly opposite National's seasonality. Demand for bulletin boards and blackboards peaks during the late summer, back-to-school season. Home decor sells most during the fall and holiday seasons. Thus combining production will make manufacturing capacity utilization even more efficient.

                          FOCUS ON VALUE IN HOME DECOR

HIGH-QUALITY CUSTOMER SERVICE ENHANCES VALUE

Our responsiveness to customers has been one of the key value definitions for National. The ability to respond quickly and on target has grown out of our concentrated focus on doing what we do best -- providing a limited product line at low cost with a fashion focus. We participate only in areas where we believe we can perform better than anyone else.

Unlike competitors that offer a comprehensive line of products with full-service representatives -- a system that largely grew out of the greeting card industry
- - -- National gives smart buyers low cost, high quality and quick response.  We've found that many major retailers don't need or want the type of "handholding"
that used to characterize the frame business even five years ago. Back then, retailers often assigned full responsibility for the frame departments of their stores to outside suppliers, who would stock and restock with minimal participation by the stores.  Today, retailers get up-to-the-minute reports on sales from internal information systems, look for ways to integrate every department with the stores' marketing strategy and seek suppliers who can add value in price, quality, fashion and quick response.  National's price/value strategy, fashion-forward designs and efficient manufacturing fit very well with today's competitive, profit-oriented retailers.

              In Thousands
            1993    $ 3,099
            1994    $ 6,369
            1995    $ 8,634
            1996    $ 8,659

Pro forma

              In Thousands
            1993    $44,357
            1994    $51,293
            1995    $60,794
            1996    $67,169

                                       9

                          FOCUS ON VALUE IN HOME DECOR


LARGE MASS MERCHANDISERS RESPOND POSITIVELY
TO NATIONAL'S APPROACH

National works closely with our mass-merchant customers, which include Target, Wal-Mart, Price/Costco, Dollar General and others, to develop the right mix of product at the right price, fill the order completely and deliver on time. Working closely with these large mass merchandisers allows us to build partnerships based on the retailers' marketing, merchandising and promotional strategies.

Together, National and the retailers concentrate on two types of selling opportunities. Long-term, "continuity," sales involve maintaining a consistent assortment of products that need to be restocked regularly. National's information systems interface electronically with retailers' systems to track product sales and identify future customer requirements. Short-term, "promotional," opportunities are often centered around holidays with special products -- Mother's Day promotions might feature floral frames and multi-opening photo mats, for example.

Attractive price points (providing retail margins of 40 to 55 percent) and timely, efficient delivery play key roles in our success with these larger retailers. National will go to almost any lengths to make it easy for retailers to stock and sell our products. We routinely fill even complex orders with 50 to 60 SKUs (stock keeping units) within 48 to 72 hours, maintaining an average fill rate in the 98+ percent range.

VALUE STRATEGY HELPS EXPAND DISTRIBUTION CHANNELS

During the past year, we gained momentum in bringing our value strategy to more distribution channels. In the coming year, we intend to expand our product offerings to current customers and to seek expanded distribution channels as well. The addition of the cork board and dry-erase board products gives our design team a new challenge, which we've already begun to maximize by using our expertise in framed wall decor.

We plan to expand our customer base in the coming year by increasing penetration of important distribution channels. Chief among these are hardware, home improvement and craft stores. These retailers are among the fastest-growing channels and National is well prepared to grow with them.

As consolidation takes place in the frame industry, we believe that National will grow even stronger. Some retailers are dissatisfied with larger companies that can't or won't service them as well as National. These larger companies often lack the flexibility to react to retailers' product and merchandising needs because of burdensome size, bureaucracy and, in some cases, dependence on unpredictable foreign imports. National retains an entrepreneurial, flexible marketing approach that complements the service demands and fashion needs of our most valuable mass-merchant customers.

At National, our focus on fashion is another important aspect of what we bring to retailers and their customers. One of the keys to National's growth and future success is the company's strong creative talent that consistently generates new products. Whether in wood, polystyrene or metal, frames, art or mirrors. National has employed creative talent to come up with innovative solutions that take advantage of the company's manufacturing capabilities while reflecting current trends in home design.

                         FOCUS ON FASHION IN HOME DECOR


National Identifies "Cutting-Edge of
Mainstream" Trends

Knowledge of the marketplace is very important -- not just framed wall decor but home furnishings overall. Mass merchandisers demand "cutting-edge of mainstream" designs and National's products are geared to meet this need.

National's products are part of the fast-growing segment of home furnishings. Industry publications note the increasing popularity of frames as home decor as well as the tremendous potential for additional growth. More retailers are increasing shelf space and promotional emphasis to take advantage of this growth, say industry experts.

This trend continues to be fueled by "point and shoot" cameras including the newest models that make it easy to choose sizes of finished photos even before the film is removed from the camera. Industry experts believe that more -- and larger -- photo prints will enhance the growth of the frame industry. In addition, the framed mirrors/framed art category is estimated at approximately $1.5 billion (retail) annually with growth projected at 20 percent per year during 1996 and 1997.

National has responded by expanding its capabilities in designing and manufacturing these new products. Unlike many manufacturers, National has the diversity and flexibility to switch its emphasis among picture frames, framed art and framed mirrors -- and beginning in 1997, framed cork/board products.

National attempts to add creative value to every step of production. For example, even the face papers (inserts between the frame backing and glass, which often use photographs or other images) are created inhouse, along with the packaging. In the world of wall decor, marketing experts estimate that the shopper will make a purchase decision in about 18 seconds. So every aspect of the National product is designed for instant eye appeal, helping the consumer see how a picture frame, mirror or piece of framed art will fit into his or her home decor.

Manufacturing Improvements Support Creative Design

National is known for its technological advances in its EnviroMold(TM) production, which uses polystyrene to economically produce a variety of frame profiles and finishes. During 1996, a number of successful treatments led to increases in volume and revenue from major customers. These included diverse, fashion-forward foil finishes as well as wood-look "country" colors that sold well and generated attractive margins for National and the retailers.

National is working on technical innovations that will enable the polystyrene process to become even more vertically integrated. For example, capital expenditures made during fiscal 1996 will allow us to manufacture entirely different frame profiles, some of which are similar to moldings that the company previously purchased outside or made from more expensive wood.

                         FOCUS ON FASHION IN HOME DECOR


WOOD FRAMES COMBINE WITH OTHER MEDIA
FOR FRESH APPROACHES

Wood frames, which are perhaps the core product of the picture frame industry, achieved an enhanced role at National during 1996. In addition to producing new colors and finishes, we used wood frames in conjunction with other media, such as mirrors and art prints, to generate new products.

In fact, one of our best-selling products of 1996 was the popular "windowpane" mirror (a rectangular mirror framed in wood with a dividing grid that simulates window mullions). National's production efficiencies allowed us to initially offer this to our core customers at better costs than those quoted by other suppliers. We are following this success with other mixed-media products, such as art prints and mirrors combined in a single frame.

CORK OFFERS NEW CHALLENGES --  AND A NEW CORE PRODUCT LINE

With the acquisition of Universal Cork, National has the chance to use a new medium to build quality products. Adding fashion frames to bulletin boards and dry-erase boards is only one way that Universal's products can be enhanced with National's creative input. We're already working on a range of other products, many of which will be first-of-their-kind to be produced in cork/dry erase boards.

In virtually all of our product categories, National achieves what we call "high perceived value." This simply means that National's framed wall decor looks very much like higher-priced items but costs far less, for both the retailer and the customer. Creating fashion-forward design at low cost is one of the distinctions that sets National apart from the competition.


                      NATIONAL PICTURE & FRAME PRODUCTS

EnviroMold(tm) Document/Wall Frames          14%

Mirrors                                      19%

WoodPhoto Frames                              4%

Wood Portrait/Wall Frames                    17%

Art                                          13%

Metal Promotional Photo Frames                5%

EnviroMold(tm) Photo Frames                  28%

                                       13

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                     Company (1)                        Predecessor (1)
- - ----------------------------------------------------------------------------------------------------------------
                                                                     Nine months    Three months  Fiscal year
                                            Fiscal years ended           ended         ended       ended
                                                April 30,              April 30,      July 31,    April 30,
In thousands, except per share data    1996       1995       1994        1993           1992         1992
- - ----------------------------------------------------------------------------------------------------------------
Net sales                            $67,169    $60,794    $51,293      $38,035       $ 6,322      $31,289
Operating income                       8,659      8,634      6,369        2,639           401        4,003
Net income                             5,061      5,028      2,666          557           194        2,288
Net income per share                    1.02       1.01       0.60         0.05            --           --
Working capital                       14,113     14,695     12,171        6,216         5,542        5,636
Total assets                          49,036     42,077     39,179       35,587        24,366       23,492
Total debt(2)                          6,677      6,607      8,525       19,524           445          462
Preferred stock                           --         --         --        5,370            --           --
Total stockholders' equity            33,572     28,842     23,814          187        13,166       12,972
================================================================================================================


(1) The company was formed in March 1992 and acquired substantially all of the assets and business of the Predecessor on July 31, 1992.

(2) Includes current and long-term portions of the debt and capital lease obligations.

                            QUARTERLY FINANCIAL DATA


                                               Fiscal Year 1996 (Unaudited)
- - -------------------------------------------------------------------------------------
                                     First    Second          Third           Fourth
In thousands, except per share data  Quarter  Quarter         Quarter         Quarter
- - -------------------------------------------------------------------------------------
Net sales                            $12,832         $17,843         $19,858  $16,636
Operating income                         941           2,436           3,514    1,768
Net income                               509           1,428           2,102    1,022
Net income per share                 $  0.10         $  0.29         $  0.42  $  0.21


                                             Fiscal Year 1995 (Unaudited)
- - -------------------------------------------------------------------------------------
                                     First    Second          Third           Fourth
In thousands, except per share data  Quarter  Quarter         Quarter         Quarter
- - -------------------------------------------------------------------------------------
Net sales                            $13,757         $15,106         $17,689  $14,242
Operating income                       1,304           2,118           2,891    2,321
Net income                               717           1,239           1,686    1,386
Net income per share                 $  0.14         $  0.25         $  0.34  $  0.28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

Historically, the Company has generated a greater proportion of its net sales and profits, and increased working capital needs, in the second and third quarters of each fiscal year as retailers expand frame inventories for increased Christmas and spring holiday demand. This seasonal pattern combined with the effects of new product introductions and the timing of customer orders can cause the Company's results of operations to vary significantly from quarter to quarter.
     The following discussions compare the results of operations of the Company for fiscal 1996 to the results of operations of the Company for fiscal 1995 and the results of operations of the Company for fiscal 1995 to the results of operations of the Company for fiscal 1994.

RESULTS OF OPERATIONS
The following table shows, for the periods indicated, information derived from the condensed consolidated statements of income of the Company expressed as a percentage of net sales for such periods.


  YEARS ENDED APRIL 30,                      1996                1995    1994
  ---------------------------------------------------------------------------
  Net sales                                 100.0%              100.0%  100.0%
  Cost of goods sold                         75.5                73.8    76.2
  ---------------------------------------------------------------------------
  Gross profit                               24.5                26.2    23.8
  Operating expenses:
    Selling                                   5.9                 5.9     6.0
    General and administrative                5.2                 5.5     4.7
    Amortization of intangibles                .5                  .6      .7
  ---------------------------------------------------------------------------
  Total operating expenses                   11.6                12.0    11.4
  ---------------------------------------------------------------------------
  Operating income                           12.9                14.2    12.4
  Other expenses                              (.7)               (1.0)   (2.4)
  ---------------------------------------------------------------------------
  Income before income taxes
    and extraordinary charge                 12.2                13.2    10.0
  Income taxes                                4.6                 4.9     3.6
  ---------------------------------------------------------------------------
  Income before
    extraordinary charge                      7.6                 8.3     6.4
  Extraordinary charge                         --                  --    (1.2)
  ---------------------------------------------------------------------------
  Net income                                  7.6%                8.3%    5.2%
  ===========================================================================



FISCAL 1996 COMPARED TO FISCAL 1995
NET SALES. Net sales increased by $6.38 million, or 10.5% for the fiscal year ended April 30, 1996 compared to the fiscal year ended April 30, 1995. New product sales were approximately 21% of the net sales for the year ended April 30, 1996.

GROSS PROFIT. Gross profit increased by $0.5 million, or 3.2% for the fiscal year ended April 30, 1996 as compared to the fiscal year ended April 30, 1995. As a percentage of sales, gross profit decreased from 26.2% to 24.5% for the same period. This decrease was primarily due to competitive pricing pressures and increased cost of several key raw material components during a portion of the year.

SELLING EXPENSES. Selling and marketing expenses increased by $0.3 million, or 9.2% for the year ended April 30, 1996 as compared to the year ended April 30, 1995. As a percentage of net sales, selling and marketing expenses remained constant.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $0.2 million, or 9.0% for the year ended April 30, 1996 as compared to the year ended April 30, 1995. As a percentage of net sales, general and administrative expenses decreased from 5.5% for fiscal 1995 to 5.2%. This decrease is primarily due to decreased management bonuses in the year ended April 30, 1996 as compared to the year ended April 30, 1995.

INTEREST EXPENSE. Interest expense decreased $0.12 million for the year ended April 30, 1996 as compared to the year ended April 30, 1995, as a result of the reduction in the revolving loan from the cash generated by operating activities.

INCOME TAXES. Income taxes increased $0.11 million to $3.10 million for the fiscal year ended April 30, 1996 compared to the $2.99 million for the fiscal year ended April 30, 1995. The effective income tax rates remained relatively constant at approximately 38%.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


FISCAL 1995 COMPARED TO FISCAL 1994
NET SALES. Net sales increased by $9.5 million, or 18.5% for the fiscal year ended April 30, 1995 compared to the fiscal year ended April 30, 1994. Sales to new customers accounted for 64% of the sales increase. New product sales were approximately 26% of the net sales for the year ended April 30, 1995.

GROSS PROFIT. Gross profit increased by $3.7 million, or 30.6% for the fiscal year ended April 30, 1995 as compared to the fiscal year ended April 30, 1994. As a percentage of sales, gross profit increased from 23.8% to 26.2% for the same period. This increase was primarily due to changes in the product mix, the allocation of fixed expense over increased volume, and reduced labor expenses resulting from the completion of the distribution center in March, 1994.

SELLING EXPENSES. Selling and marketing expenses increased by $0.5 million, or 17.3% for the year ended April 30, 1995 as compared to the year ended April 30, 1994. As a percentage of net sales, selling and marketing expenses decreased from 6.0% to 5.9% for these periods. These changes are primarily due to the mix in sales between commissioned and non-commissioned accounts.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $0.9 million, or 39.7% for the year ended April 30, 1995 as compared to the year ended April 30, 1994. These increases resulted from increased personnel, a general wage increase, increased management bonuses due to increased profits, and certain professional and insurance costs associated with being a public company.

INTEREST EXPENSE. Interest expense decreased $0.6 million for the year ended April 30, 1995 as compared to the year ended April 30, 1994, as a result of the repayment of term indebtedness and reduction in the revolving loan from the proceeds of the Offering.

INCOME TAXES. Income taxes increased $1.12 million to $2.99 million for the fiscal year ended April 30, 1995 compared to the $1.87 million for the fiscal year ended April 30, 1994. The effective income tax rates of 37.35% and 36.4% for 1995 and 1994, respectfully, differ for the periods because the goodwill amortization for the nine months ended April 30, 1993 was not deductible for income tax purposes. The Company adopted income tax regulations in March, 1994 that permitted the Company to elect to deduct the amortization of certain intangibles, including goodwill, for income tax purposes and reflected the prior period's benefit in the tax provision for fiscal year ended April 30, 1994.

EXTRAORDINARY CHARGE. The application by the Company of the net proceeds of the Offering to reduce long-term indebtedness incurred in connection with the Acquisition caused an extraordinary charge of $0.96 million (net of tax benefit of $0.36 million) to the Company's results of operations in the fiscal year ended April 30, 1994.

LIQUIDITY AND CAPITAL RESOURCES. On February 16, 1996, the Company entered into credit agreements with two banks that replaced the prior credit agreement. The primary credit facility from the first bank provides for borrowings of up to $10.0 million for working capital and $15.0 million for capital expenditures and other corporate purposes and is limited in availability based on inventories, receivables and capital expenditures. Borrowings under the primary facility will bear interest at the lesser of the bank's prime rate less 1.50% to 1.00% or LIBOR plus 1.50% to 2.00%, with the actual rate being dependent on the level of funded indebtedness of the Company. Borrowings under the primary credit facility are secured by inventories, receivables and certain property, plant and equipment and are due in October 1998. There are no compensating balance requirements; the company pays an annual commitment fee of $20,000 for the lines of credit. In addition, the other new credit agreement provides for a term loan with a second bank in the amount of $5.0 million payable over 60 months. Borrowings under this facility bear interest at LIBOR plus 1.50% and are collateralized by real property consisting of a manufacturing facility located in Greenwood, MS. Both credit agreements set forth certain financial requirements and other covenant requirements. At April 30, 1996, $8.8 million of unused borrowings were available for working capital, $15 million were available for capital expenditures, and $4.9 million was owed on the term loan.
     The Company generated $7.3 million in cash flows from operations in fiscal 1996 which was principally used to purchase $4.7 million of property, plant and equipment and to acquire Universal Cork, Inc. for $2.0 million. Management anticipates that the budgeted capital expenditures will be funded by cash flows from operations and additional borrowings under the primary credit facility.
     The Company's current ratio was 2.6 to 1 at April 30, 1996 and 3.6 to 1 at April 30, 1995.

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

National Picture & Frame Company

We have audited the accompanying consolidated balance sheets of National Picture & Frame Company and subsidiaries (the "Company") as of April 30, 1996 and
1995, and the related consolidated statements of income, changes in redeemable preferred stock, common stock and other stockholders' equity and cash flows for three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of the Company at April 30, 1996 and 1995 and the consolidated results of their operations and their cash flow for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

Jackson, Mississippi

June 12, 1996

                          CONSOLIDATED BALANCE SHEETS


                                                                                                   April 30,
In thousands, except share data                                                                1996       1995
- - ---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                   $198       $336
   Accounts receivable less allowance for doubtful accounts of $192 at April 30, 1996        12,739      9,365
   and $161 at April 30, 1995 (Note 4)
Inventories (Notes 3 and 4)                                                                   7,812      9,295
Prepaid income taxes                                                                            439        109
Other prepaid expenses                                                                        1,078        874
Deferred income taxes (Note 5)                                                                  402        387
- - ---------------------------------------------------------------------------------------------------------------
Total current assets                                                                         22,668     20,366
Property, plant, and equipment (Note 4):
   Land                                                                                          30         30
   Leasehold interest in buildings and improvements (Note 8)                                  5,620      5,070
   Machinery and equipment                                                                   14,958     10,458
- - ---------------------------------------------------------------------------------------------------------------
                                                                                             20,608     15,558
   Accumulated depreciation and amortization                                                 (4,164)    (2,621)
- - ---------------------------------------------------------------------------------------------------------------
                                                                                             16,444     12,937
Goodwill, net                                                                                 9,752      8,462
Other intangibles, net                                                                          172        312
- - ---------------------------------------------------------------------------------------------------------------
Total assets                                                                                $49,036    $42,077
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                          $5,363     $2,976
   Accrued expenses                                                                           2,028      2,618
   Current maturities of long-term debt                                                       1,164         77
- - ---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                     8,555      5,671
Long-term debt, less current maturities (Note 4)                                              5,513      6,530
Deferred income taxes                                                                         1,396      1,034
Stockholders' equity:
   Preferred stock, $.01 par value:
      Authorized shares - 5,000,000; Issued and outstanding shares - none
   Common stock, $.01 par value:
      Authorized shares - 20,000,000; Issued shares - 5,000,008 at April 30, 1996 and 4,877,572 at April 30, 1995; Outstanding shares - 4,959,938 at April 30, 1996
      and 4,877,572 at April 30, 1995                                                            50         49
   Nonvoting common stock, $.01 par value:
      Authorized shares - 500,000
      Issued and outstanding shares - none at April 30, 1996 and 122,014 at April 30, 1995       --          1
   Additional paid-in-capital                                                                21,235     21,232
   Retained earnings                                                                         12,621      7,560
- - ---------------------------------------------------------------------------------------------------------------
                                                                                             33,906     28,842
   Less cost of common stock held in treasury (40,070 shares)                                  (334)        --
- - ---------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                   33,572     28,842
- - ---------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                  $49,036    $42,077
===============================================================================================================

See accompanying notes.

     CONSOLIDATED STATEMENTS OF INCOME


                                                                            YEARS ENDED APRIL 30,
In thousands, except per share data                         1996                 1995                      1994
- - ----------------------------------------------------------------------------------------------------------------
Net sales                                                $67,169                $60,794                  $51,293
Cost of goods sold                                        50,701                 44,837                   39,079
- - ----------------------------------------------------------------------------------------------------------------
                                                          16,468                 15,957                   12,214
Operating expenses:
  Selling                                                  3,944                  3,612                    3,079
  General and administrative                               3,459                  3,172                    2,270
  Bad debt expense                                            50                    180                      140
  Amortization  of intangibles                               356                    359                      356
- - ----------------------------------------------------------------------------------------------------------------
                                                           7,809                  7,323                    5,845
- - ----------------------------------------------------------------------------------------------------------------
Operating income                                           8,659                  8,634                    6,369
Other income and expense:
  Interest expense                                          (497)                  (615)                  (1,238)
  Other income                                                 1                      1                        5
- - ----------------------------------------------------------------------------------------------------------------
                                                            (496)                  (614)                  (1,233)
- - ----------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary charge        8,163                  8,020                    5,136
Income taxes (Note 5)                                      3,102                  2,992                    1,869
- - ----------------------------------------------------------------------------------------------------------------
Income before extraordinary charge                         5,061                  5,028                    3,267
Extraordinary charge from early extinguishment of debt,
  net of income taxes of $357                                 --                     --                     (601)
- - ----------------------------------------------------------------------------------------------------------------
Net income                                                $5,061                 $5,028                   $2,666
================================================================================================================
Net income per share:
  Income per share before extraordinary charge             $1.02                  $1.01                     $.75
  Extraordinary charge                                        --                     --                     (.15)
- - ----------------------------------------------------------------------------------------------------------------
Net income per share                                       $1.02                  $1.01                     $.60
================================================================================================================

See accompanying notes.

   CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK, COMMON
                     STOCK AND OTHER STOCKHOLDERS' EQUITY




In thousands, except share data
                                    11% CUMULATIVE                           NONVOTING
                                   PREFERRED STOCK      COMMON STOCK       COMMON STOCK
                                   ---------------     -----------------------------------
- - ------------------------------------------------------------------------------------------
                                   SHARES    AMOUNT     SHARES  AMOUNT     SHARES  AMOUNT
- - ------------------------------------------------------------------------------------------
Balance at May 1, 1993             49,500    $5,370  2,255,009     $23         --      --
   Sale of common stock                --        --  2,250,000      23         --      --
   Exercise of warrants                --        --    250,549       2    244,028      $2
   Net income for year                 --        --         --      --         --      --
   Dividend accrued on
       preferred stock                 --       271         --      --         --      --
   Redemption of
       preferred stock            (49,500)   (5,641)        --      --         --      --
- - ------------------------------------------------------------------------------------------
Balance at April 30, 1994              --        --  4,755,558      48    244,028       2
 Conversion of nonvoting
   stock to common stock               --        --    122,014       1   (122,014)     (1)
 Net income for year                   --        --         --      --         --      --
- - ------------------------------------------------------------------------------------------
Balance at April 30, 1995              --        --  4,877,572      49    122,014       1
 Conversion of nonvoting
   stock to common stock               --        --    122,014       1   (122,014)     (1)
 Sale of common stock                  --        --        422       0         --      --
 Purchase of common stock
       for treasury                    --        --         --      --         --      --
 Net income for year                   --        --         --      --         --      --
- - ------------------------------------------------------------------------------------------
Balance at April 30, 1996              --        --  5,000,008     $50         --      --
==========================================================================================

In thousands, except share data
                                     ADDITIONAL                COMMON           TOTAL
                                      PAID-IN   RETAINED     STOCK HELD     STOCKHOLDERS'
                                      CAPITAL   EARNINGS    IN TREASURY        EQUITY
- - ----------------------------------------------------------------------------------------
                                                           SHARES  AMOUNT
- - ----------------------------------------------------------------------------------------
Balance at May 1, 1993                  $27      $137        --      --           $187
   Sale of common stock              21,209        --        --      --         21,232
   Exercise of warrants                 (4)        --        --      --             --
   Net income for year                   --     2,666        --      --          2,666
   Dividend accrued on
       preferred stock                   --      (271)       --      --           (271)
   Redemption of
       preferred stock                   --        --        --      --             --
- - ----------------------------------------------------------------------------------------
Balance at April 30, 1994            21,232     2,532        --      --         23,814
 Conversion of nonvoting
   stock to common stock                 --        --        --      --             --
 Net income for year                     --     5,028        --      --          5,028
- - ----------------------------------------------------------------------------------------
Balance at April 30, 1995            21,232     7,560        --      --         28,842
 Conversion of nonvoting
   stock to common stock                 --        --        --      --             --
 Sale of common stock                     3        --        --      --              3
 Purchase of common stock
       for treasury                      --        --   (40,070)  $(334)          (334)
 Net income for year                     --     5,061        --      --          5,061
- - ----------------------------------------------------------------------------------------
Balance at April 30, 1996           $21,235   $12,621   (40,070)  $(334)       $33,572
========================================================================================


See accompanying notes.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          Years ended April 30,
In thousands                                                            1996       1995     1994
- - ----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                             $5,061     $5,028    $ 2,666
Adjustments to reconcile net income to net cash provided
    by operating activities:
Depreciation and amortization                                           1,543      1,259        846
Amortization  of intangible costs                                         367        359        437
Provision for losses on accounts receivable                                50        180        140
Deferred income taxes                                                     377        317      1,217
Extraordinary charge from early extinguishment of debt                     --         --        958
Changes in operating assets and liabilities,
    net of effects from acquisition of Universal Cork:
    (Increase) decrease in receivables                                  (2896)      (122)      1194
    (Increase) decrease in inventories and prepaid expenses             1,743     (1,593)    (2,692)
    Increase (decrease) in accounts payable and accrued expenses        1,009       (684)    (4,201)
- - ----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               7,254      4,744        565

INVESTING ACTIVITIES
Purchase of property, plant and equipment                              (4,730)    (2,540)    (4,742)
Collections on notes receivable                                            --         --        116
Payment for intangibles                                                    --         --       (295)
Acquisition of Universal Cork, net of cash acquired                    (1,951)        --         --
- - ----------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (6,681)    (2,540)    (4,921)

FINANCING ACTIVITIES
Net change in revolving loans                                          (5,217)    (1,988)     3,107
Long-term debt issued                                                   5,000         --         --
Purchase of common stock for treasury                                    (334)        --         --
Principal payments on long-term debt and capital lease obligations       (163)       (94)   (14,140)
Redemption of 11% cumulative preferred stock                               --         --     (5,641)
Proceeds from issuance of common stock                                     --         --     21,232
Issuance of common stock through Employee Stock
    Discount Purchase Plan                                                  3         --         --
- - ----------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                      (711)    (2,082)     4,558
- - ----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         (138)       122        202
Cash and cash equivalents at beginning of year                            336        214         12
- - ----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   198       $336    $   214
====================================================================================================
Non-cash investing and financing activity -
Capital lease obligations incurred for equipment                      $    --     $  164    $    34
- - ----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the year for interest                                $   542     $  567    $ 1,339
- - ----------------------------------------------------------------------------------------------------
Cash paid during the year for income taxes                            $ 2,995     $2,272    $ 1,185
- - ----------------------------------------------------------------------------------------------------

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In thousands, except share and per share data

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
Effective August 1, 1992, NPF Company, a wholly-owned subsidiary of National Picture & Frame Company (the "Company"), acquired substantially all of the assets and business and assumed certain liabilities of National Picture & Frame Co. the ("Predecessor") for cash of $21,450. The acquisition was accounted for using the purchase method of accounting. The accompanying financial statements presented herein are on the historical cost basis of the Company.

CONSOLIDATION
The Company's consolidated financial statements include the accounts of National Picture & Frame Company and its wholly-owned subsidiaries, NPF Company, and Universal Cork, Inc. ("Universal Cork"). All significant intercompany transactions and accounts have been eliminated in consolidation.

NATURE OF BUSINESS
The Company designs, manufactures and markets a wide variety of picture frames, framed mirrors, and framed art for sale primarily through major mass merchant retailers. Credit is extended based upon an evaluation of the customer's financial condition, and generally collateral is not required.
Sales to one customer and its affiliate accounted for 38%, 36%, and 38%, of net sales for the years ended April 30, 1996, 1995, and 1994, respectively.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost, determined by the first-in, first-our method, or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives.

REVENUE RECOGNITION
Revenue is recognized when product is shipped to customers.

GOODWILL
The excess of the cost of acquisitions over the fair value of the net assets acquired (goodwill) is amortized on a straight-line basis over twenty to forty years. The accumulated amortization of goodwill was $858, and $628, at April 30, 1996, and 1995, respectively.

OTHER INTANGIBLE COSTS
Costs incurred to obtain long-term financing are amortized on a straight-line basis over the term of the related debt. Costs incurred to organize the Company are amortized on a straight-line basis over five years. The accumulated amortization of other intangible costs was $465 and $339 at April 30, 1996 and 1995, respectively.

INCOME TAXES
Income taxes are accounted for by the Company in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes relate to temporary differences between assets and liabilities recognized differently for financial reporting purposes and for income tax purposes.

STOCK BASED COMPENSATION
The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or above the fair value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME PER SHARE
Net income per share is computed by dividing net income applicable to common stock (net income less dividend requirements for preferred stock of none in fiscal 1996 and 1995 and $271 in fiscal 1994) by the weighted average number of common and common equivalent shares outstanding (4,973,000 shares in 1996, 5,000,000 shares in 1995, and 3,983,000 shares in 1994). The Company's outstanding options are excluded due to their antidilutive effect.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company will adopt Statement 121 in the first fiscal quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

2. ACQUISITION OF UNIVERSAL CORK, INC.
Effective April 24, 1996 the Company through its subsidiary, purchased 100% of the outstanding stock of Universal Cork for cash of $1,951 and notes payable of $450. The purchase price is subject to adjustment in fiscal 1997 based on certain provisions of the stock purchase agreement. The acquisition was accounted for using the purchase method of accounting and resulted in the recording of $1,517 of goodwill which will be amortized over a period of twenty years. Prior sales and net income of Universal Cork are considered insignificant for presentation of pro forma financial information. Universal Cork manufactures framed cork, dry-erase and black boards as well as other cork based products.


3. INVENTORIES

           Inventories consist of the following:
           APRIL 30,                                 1996       1995
           ------------------------------------------------------------
           Raw materials                          $  3,628   $  3,484
           Work-in-process                           1,213      1,378
           Finished goods                            2,971      4,433
           ----------------------------------------------------------
                                                  $  7,812   $  9,295



4. CREDIT FACILITIES, LONG-TERM DEBT AND CAPITAL LEASES

        Long-term debt consists of the following:
        APRIL 30,                                           1996    1995
        ---------------------------------------------------------------------
        Revolving loan with bank
           (weighted average rate of 6.6%
           at April 30, 1996 and 8.4% at
           April 30, 1995)                                $1,158  $6,375
        Term loan with bank
           (weighted average rate of 6.8%
           at April 30, 1996)                              4,917    ----
        Notes Payable                                        450    ----
        Capital lease obligations
           at 9.2% with monthly payments
           of $6 through November 1998                       152     232
        ---------------------------------------------------------------------
                                                           6,677   6,607
        Less current maturities                            1,164      77
        ---------------------------------------------------------------------
                                                          $5,513  $6,530
        =====================================================================

     On February 16, 1996, the Company entered into credit agreements with two banks that replaced the prior credit agreement. The primary credit facility from the first bank provides for borrowings of up to $25,000 for working capital, capital expenditures and other corporate purposes and is limited in availability based on inventories, receivables and capital expenditures. Borrowings under the primary facility will bear interest at the lesser of a) the bank's prime rate less 1.50% to 1.00% or

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) LIBOR plus 1.50% to 2.00%, with the actual rate being dependent on the level of funded indebtedness of the Company. Borrowings under the primary credit facility are secured by inventories, receivables and certain property, plant and equipment and are due in October 1998. There are no compensating balance requirements; the Company pays an annual commitment fee of $20 for the lines of credit. The new credit agreement with the second bank provides for a term loan in the amount of $5,000 payable over 60 months. Borrowings under this facility bear interest at LIBOR plus 1.50% and are collateralized by real property consisting of a manufacturing facility located in Greenwood, MS. Both credit agreements set forth certain financial requirements and other covenant requirements.
     On April 24, 1996, the Company issued promissory notes for $450 to the former stockholders of Universal Cork, Inc. in conjunction with the purchase of that company. Interest is paid quarterly at a rate of 6.625% per annum. Principal payments of $100 are payable on the first and second anniversary date of the notes. The remaining balance is payable on the third anniversary.
     The aggregate maturities of the long-term debt and capital leases at April 30, 1996, are as follows:




                     Long-Term          Capital
                       Debt             Leases           Total
- - ---------------------------------------------------------------
1997                 $  1,100             $    78      $  1,178
1998                    1,100                  78         1,178
1999                    2,408                  51         2,459
2000                    1,000                ----         1,000
after 2000                917                ----           917
- - ---------------------------------------------------------------
                        6,525                 207         6,732
Less amounts
representing interest   ----                   55            55
- - ---------------------------------------------------------------
                     $  6,525             $   152      $  6,677

     The carrying amounts of the Company's borrowings under its credit agreements, notes payable and capital leases approximate their fair value.


5.  INCOME TAXES

     Income tax expense consisted of the following:
     Years ended April 30,                  1996       1995        1994
     ---------------------------------------------------------------------
      Current:
       Federal                          $  2,280     $  2,290    $  200
       State                                 445          385        95
    ----------------------------------------------------------------------
                                           2,725        2,675       295
     Deferred:
      Federal                                326               260   1,077
      State                                   51                57     140
    ----------------------------------------------------------------------
                                             377               317   1,217
    ----------------------------------------------------------------------
                                           3,102             2,992   1,512
    Income taxes allocated
       to extraordinary charge              ----              ----     357
    ----------------------------------------------------------------------
                                          $3,102            $2,992  $1,869
    ======================================================================

     The difference between income taxes at the Company's effective income tax rate and income taxes at the statutory federal tax rate are as follows:

YEARS ENDED APRIL 30,                  1996            1995             1994
- - -----------------------------------------------------------------------------
Statutory federal
    income taxes                      $2,775          $2,727           $1,421
 Goodwill amortization                  ----            ----              (58)
 State income taxes, net                 327             292              146
 Other, net                             ----             (27)               3
 Income taxes allocated to
 extraordinary charge                   ----            ----              357
 ----------------------------------------------------------------------------
                                      $3,102          $2,992           $1,869
=============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Significant components of the Company's deferred tax assets and liabilities are as follows:


APRIL 30,                                                  1996                             1995
- - ------------------------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                    $   92                           $   60
  Inventories                                               198                              192
  Prepaid expenses                                          (46)                             (61)
  Accrued expenses                                          158                              196
- - ------------------------------------------------------------------------------------------------
                                                         $  402                           $  387
================================================================================================
Deferred tax liabilities:
  Property, plant
     and equipment                                       $  852                           $  630
  Goodwill                                                  544                              404
- - ------------------------------------------------------------------------------------------------
                                                         $1,396                           $1,034
================================================================================================


6. EMPLOYEE BENEFIT PLANS
The Company participates in a multi-employer defined contribution pension plan covering substantially all union employees after two months of service.
Included in cost of sales is approximately $93, $87 and $74 of expense for the years ended April 30, 1996, 1995, and 1994, respectively, applicable to this plan.
     Effective August 1, 1992, the Company adopted a defined contribution plan ("the Plan") covering substantially all employees not covered by a collective bargaining agreement. Under the Plan, participants may elect to contribute from 1% to 15% of their compensation, as defined, and the Company may elect to make discretionary contributions. Beginning in December 1995, the Company instituted a matching plan whereby the Company will match up to one-half of each participating employee's elective contribution, up to a maximum amount of five hundred dollars per employee. Benefit expense related to the Plan was $121 for 1996 and $100 for the years ended April 30, 1995 and 1994. The Company has agreed to make a further discretionary contribution of not less than $95 for the next fiscal year.
     As of October 1993, the Company granted options on 350,000 shares of the Company's common stock to certain members of management and options on 50,000 shares of the Company's common stock to certain other employees under the Long-Term Incentive Plan of 1993. The options are excercisable beginning in fiscal 1995 at $10.50 per share.
     On August 21, 1995, the Company amended and restated the Long-Term Incentive Plan of 1993 authorizing the granting of options for an additional 350,000 shares of the Company's common stock. Options granted under the Long-Term Incentive Plan, as amended and restated, are generally excercisable at a rate of 20% per year beginning at least one year following the date of the grant, and if not exercised, expire ten years following the grant. In August 1995 the Company granted options on 40,000 shares to a certain member of management. These options are excercisable beginning in fiscal 1997 at $9.00 per share.
     Effective August 21, 1995, the Company adopted a Non-Employee Directors' Stock Option Plan, subject to shareholder approval, of up to 125,000 shares. Each non-employee director may elect to receive all or part of their director compensation in options to purchase shares of the Company's common stock equivalent to the cash compensation foregone.
     Effective November 1, 1995, the Company adopted the National Picture & Frame Company Employee Stock Discount Purchase Plan which enables Company employees having at least one year of service to purchase shares of the Company's common stock through periodic payroll deduction. Shares are issued quarterly to participating employees based on 85% of the lessor of the closing price of the Company's common stock as of the first day or the last day of each quarter. Compensation expenses related to this plan was insignificant during 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. PRO FORMA INCOME PER SHARE
The proceeds from the sale of 2,250,000 shares of common stock in an underwritten offering in October 1993 were used to retire the 11% cumulative preferred stock, to repay the term loans and subordinated notes payable and to reduce the revolving loan from a bank. Pro forma income for the year ended April 30, 1994, assuming the stock was issued at the beginning of fiscal 1994 is as follows:

Pro forma income per share
   before extraordinary charge                        $ .76
Extraordinary charge                                   (.15)
- - -----------------------------------------------------------
Pro forma income per share                            $ .61
===========================================================



     Pro forma income per share differs from the amounts reported in the consolidated statement of income for fiscal year 1994 primarily due to decreased interest expense and dividends on the 11% cumulative preferred stock had the issuance of common stock occurred at the beginning of fiscal 1993.

8. OTHER MATTERS
The Company leases its principal facilities from a municipality under two capital leases. One lease has a 99 year term expiring in 2046 with annual
rentals of six hundred dollars.   The Company has 19 years remaining at $1 per
year on the second lease. The second lease may be renewed for two additional 20 year periods and one 14 year period for $1 per year. The Company is exempt from municipal property taxes applicable to the above leases.

        In conjunction with the April 24, 1996, acquisition of Universal Cork, the Company affirmed two Universal Cork operating leases covering real property used by Universal Cork in their Cleveland, Ohio operations, which operations are being relocated to Greenwood, MS. These two leases require aggregate annual rents of $128 in fiscal years 1997 through 1999 and $60 in fiscal year 2000. Management is currently negotiating a sub-lease under these operating lease agreements, or alternatively, an early release from the lease agreements.

        In addition, the Company entered into consulting agreements with two former officers of Universal Cork providing aggregate consulting fees of $125 during fiscal year 1997.

        The Company's leasehold interest in buildings and the related improvements were as follows:

APRIL 30,                                   1996                1995
- - ---------------------------------------------------------------------
Leasehold interest in
  buildings and improvements               $5,620              $5,070
Accumulated depreciation
 and amortization                            (537)               (317)
- - ---------------------------------------------------------------------
                                           $5,083              $4,753
=====================================================================



     Management fee expense to its principal stockholder was $83 for the year ended April 30, 1994.

                             CORPORATE INFORMATION

DIRECTORS

PETER B. FOREMAN

President

Sirius Corporation

DANIEL J. HENNESSY

Principal

Code Hennessy & Simmons, Inc.

JESSE C. LUXTON

President & Chief Executive Officer

National Picture & Frame Company

ARTHUR L. GOESCHEL

Former Chairman

Rexene Corporation

JOHN F. LEVY

Former President and Chief Executive Officer

Waban, Inc.

JON S. VESELY

Managing Director

Code Hennessy & Simmons, Inc.

ANNUAL MEETING

National Picture & Frame Company will hold its annual meeting of shareholders on Monday, August 19, 1996 at 10:00 a.m. at the company's corporate facility located at 702 Highway 82 West, Greenwood, MS.

TRANSFER AGENT AND REGISTRAR

Boston EquiServe

Boston, MA

AUDITORS

Ernst & Young LLP

Jackson, MS

FORM 10-K

A copy of the Company's Form 10-K, excluding exhibits, as filed with the SEC, may be obtained by addressing a request to the Corporate Secretary.


STOCK LISTING AND PRICE RANGE

National Picture & Frame Company common stock is traded on the Nasdaq Stock Market under the stock symbol NPAF. The approximate number of shareholders on July 3, 1996 was 860. The following table indicates the high and low closing prices for the common stock during the four quarters of 1996 and 1995. National Market quotations are based on actual sales prices.


                    PRICE RANGE

                    YEAR ENDED APRIL 30, 1996    HIGH    LOW
                        First Quarter          $10.25  $8.25
                        Second Quarter          10.00   7.75
                        Third Quarter            9.75   8.50
                        Fourth Quarter          10.50   8.88

                    YEAR ENDED APRIL 30, 1995
                        First Quarter          $ 9.75  $7.75
                        Second Quarter          10.50   8.75
                        Third Quarter           10.50   9.38
                        Fourth Quarter          11.25   9.50




Supplemental Information

For additional information please contact:
NATIONAL PICTURE & FRAME COMPANY
M. Wesley Jordan, Jr., CFO
National Picture & Frame Company,
1500 Commerce Street, Greenwood, MS 38930-1910
601/453-6686

The forward-looking statements in this annual report contain projections that could be adversely affected by significant changes in National Picture & Frame Company's operating environment and marketplace. These factors could include, but are not limited to, a decrease in demand for framed wall decor, loss of market share by major retail customers, cutbacks in overall consumer spending, increasing prices of raw materials such as wood and polystyrene and higher labor cost.



                                       (C) 1996 National Picture & Frame Company

                             ABOUT THE FRONT COVER:

Bordered with National's popular Citation frame, a typical "face paper" insert contains the National logo along with a bar code for computer scanning, which has been an important component in communicating electronically with retailers, and the "Made in U.S.A." tag line that we proudly display on each item we sell.

                               [NATIONAL LOGO]


                            PICTURE & FRAME COMPANY

           1500 Commerce Street, Greenwood, Mississippi 38930-1910

                                 601/453-6686